UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	1-5097

JOHNSON CONTROLS, INC.

(Exact name of registrant as specified in its charter)

5757 North Green Bay Avenue

Milwaukee, Wisconsin 53209

(414) 524-1200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $1.00 per share

Common Share Purchase Rights

Corporate Units

(Title of each class of securities covered by this Form)

2.600% Notes due 2016

1.400% Notes due 2017

2.355% Notes due 2017

7.125% Notes due 2017

3.750% Notes due 2021

4.250% Notes due 2021

3.625% Notes due 2024

5.000% Notes due 2020

6.000% Notes due 2036

5.250% Notes due 2041

5.700% Notes due 2041

4.625% Notes due 2044

6.950% Notes due 2045

4.950% Notes due 2064

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $1.00 per share: One

Common Share Purchase Rights: One

Corporate Units: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Johnson Controls, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	September 27, 2016	JOHNSON CONTROLS, INC.

		By:	/s/ Brian J. Stief
		Name:	Brian J. Stief
		Title:	Executive Vice President and Chief Financial Officer